Filed Pursuant to Rule 424(b)(3)
                                                          File Number 333-111787

                           PROSPECTUS SUPPLEMENT NO. 1

                   Prospectus Supplement dated April 14, 2005
                       to Prospectus dated April 27, 2004,

                             PROCERA NETWORKS, INC.

This Prospectus Supplement No. 1 supplements our Prospectus dated April 27, 2004 (the "Prospectus"). The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 1 together with the Prospectus.

This Prospectus Supplement No. 1 includes the following changes to the Prospectus, as filed by us with the Securities and Exchange Commission:
REGULATION  FD  DISCLOSURE  FILED  WITH  THE  SEC  ON  MAY  11,  2004

On May 6, 2004, the Company gave a conference call and Internet presentation (the "Presentation") regarding its products, technology and product roadmap. A copy of the press release was filed on Form 8-K with the Securities and Exchange Commission ("SEC") on May 11, 2004.

During the Presentation, the Company disclosed the following material information regarding its future plan of operation:

     -    The  Company  plans to apply for listing on a national stock exchange.

     - The Company will be completing a new business plan by the end of the second quarter of 2004.

     - The Company has reached an agreement in principal to acquire the intellectual property of another company, and it expects to finalize the transaction before the end of May 2004.

     - The Company intends to release a new appliance based on field programmable gate array ("FPGA") technology in the fourth quarter of 2004.

     - The Company intends to release a wire speed network processing unit in the second quarter of 2005.

RESIGNATION OF MR. ERIC MCAFEE AS A MEMBER OF THE BOARD OF DIRECTORS

On July 15, 2004, Mr. Eric McAfee resigned from the board of directors of the Company. In tendering his resignation, Mr. McAfee did not express any disagreement with the Company.

REGULATION FD DISCLOSURE FILED WITH THE SEC ON AUGUST 17, 2004

On Tuesday, August 17, 2004, the Company posted a letter to its shareholders on its website. A copy of the letter was filed on Form 8-K with the SEC and is set forth below:

"Dear  Procera  Investors:

I would like to take this opportunity to give you a brief update on our company and the progress that we have made over the last five months. Despite the market conditions, Procera has made a number of significant improvements and has strengthened its Board of Directors, its management team and is developing various business relationships that we believe will establish a strong foundation for future growth. Set forth below are brief descriptions of many of these improvements, all of which were announced in previous press releases and are publicly available on our website and in our public filings with the Securities and Exchange Commission.

     1) On March 1st, Scott McClendon joined our Board of Directors. Scott spent over 25 years with Hewlett Packard before becoming President of Overland Storage in San Diego, where he built the business from revenues of $5M to over $200M over a span of 9 years. Scott is now Chairman of Overland and brings a very strong operations and marketing background to our Board.

     2) On March 18th, Dr. Anil Sahai joined our team as Executive Vice President and Chief Technology Officer. Dr. Sahai has over 14 years experience in technology markets, having held senior positions at Amdahl, Compaq, Intel and NetFrame Systems. Dr.

Sahai has a PhD in Computer and Information Science and a Masters from Sloan Business School at MIT. Prior to joining Procera he founded and served as CEO of Ezyte, Inc.

     3) On April 1st, Tom Saponas joined our Board of Directors. Tom spent over 25 years with Hewlett Packard in a variety of technology related positions and served as a Whitehouse Fellow, where he received an award for a major technology cost savings program. Prior to joining our Board, Mr. Saponas was the Chief Technology Officer of Agilent Technology. He was responsible for more than $500M in development programs and brings a very diverse technology and management background to our Board.

     4) On April 22nd, we announced the purchase of EZ2, Inc. in a stock-for-stock transaction. EZ2 was a development company focused on the XML marketplace and had developed software designs and specifications that are market compatible with Procera's platform technology and could provide to Procera an opportunity to enter this emerging space.

     5) On April 26th, Procera completed the registration for resale of stock previously sold in December 2003 and on May 5th completed the second half of this financing transaction.

     6) During May, we signed an agreement with Mindshare, a distributor located in the United Kingdom to promote distribution of Procera's products throughout the United Kingdom and Eastern Europe. First product shipments were made to Mindshare in June and several of these systems are now being tested by Mindshare customers.

     7) On May 20th, we completed the purchase of all of the intellectual property of Ezyte Inc. This property included detailed proprietary algorithms in the area of storage architecture, system performance management and capacity modeling and planning. The newly gained storage architecture algorithms will hopefully enable us to develop high valued products in the rapidly growing storage market. The acquired knowledge of system performance management and capacity planning can be used to determine the appropriate switching architecture and capacity requirements of our customers. This may also serve as the base for a professional services business as the Company moves forward on its growth plan.

     8) In early June, we installed two units at the Department of Justice, in Sacramento, California for evaluation. As a result of this installation, we were referred to Quest, one of the approved value added resellers ("VARs") for the State of California. Procera and Quest then entered into a formal VAR agreement that has resulted in several additional installations of evaluation units with potential customers. Due to the positioning and strength of Procera's products, Quest has invited Procera to participate in their strategic vendor conference, which will be held in Arco Arena in Sacramento in early October.

     9) Savers Bank, a Massachusetts bank and services company, has tested and purchased multiple units of Procera's OptimIP 2402 product. Due to the testing success of these initial installations, which have been running continuously for the past five months, Savers Bank placed the first purchase order for Procera's new gigabit product offering, the OptimIP 12012.

     10) In late June, the Company signed an agreement with Sving Systems of Stockholm, Sweden to provide distribution of Procera's products in the Scandinavian and Baltic Countries. Sving has ordered and received its initial systems and training from the Company. Presently, Sving is actively involved in product demonstrations and mail promotions to its customers and is continuing training of its technical staff.

     11) In July, we added a very senior software developer, with specific expertise in advanced security systems to explore the possibility of developing additional products and services related to security systems.

     12) The Company has supplemented its development resources by establishing a development and testing relationship with an offshore development organization in India. The Company will continue its strategy of retaining, at its Campbell California location, all of the key elements of its proprietary technology under its control and will continue to off load those tasks that are non-critical, such as protocol development and testing, thereby leveraging resources in a very cost effective manner.

     13) In early July, we signed a VAR agreement with Structured Networks of Portland, Oregon and have shipped them their initial unit. They have completed the training of their technical staff. Structured Networks covers, Washington, Oregon, Idaho, Alaska, Northern California and Canada. The Company has agreed to work very closely with Structured in presenting Procera's products for use on a nationwide network with one of Structured's major customers located in the Midwest.

     14) On July 27th, Procera announced the new OptimIP platform, which enables customers to take advantage of the basic features of Procera's technology, without committing to or purchasing more advanced features which they may not need initially. Once customers experience the capabilities that exist in the entry-level platform, they can upgrade their product with software keys, purchased from Procera, to engage the next level of performance. We believe that this architecture will make Procera a leader in advanced appliance pricing with very scalable features.

     15) On July 28th, Dr. Anil Sahai was featured in an investor forum sponsored by Trilogy Capital in Los Angeles, California. A copy of Dr. Sahai's four-minute video clip highlighting Procera's strategy can be found and viewed on our newly updated website at www.proceranetworks.com.

     16) On July 29th, Procera announced new features that are now available to compliment its OptimIP entry level platform.

Specific reference is directed to the ability of OptimIP features to contain and stop the spreading of the MY-Doom virus that caused so much havoc with Internet users during the previous weeks. Please see the Press Release on our website for details and price quotes.

     17) Procera has recently released its new very powerful gigabit product for beta testing. This product has been installed at four key testing sites.

     18) On August 12th, Procera announced its new enterprise-class OptimIP 12012 Intelligent Network Appliance which provides high-performance, highly scalable system with a tightly integrated combination of new enhanced features for internal security and protection against attacks, finely grained resource and compliance control and accelerated performance for critical business applications. To date we have already installed four systems in key customer sites. Please see press release for more details.

     19) Procera has received an evaluation purchase order for product installation at a military base in Texas. We are actively working through our VARs to make aggressive proposals in instances where our products have distinct advantages in both features and price. The size of several of these proposals, if accepted, could have a very positive and significant impact on our revenue growth.

     As you can see, we have made tremendous progress in developing the team, the technology and the business relationships that are so key to capturing the incredibly large market opportunity that is in front of us. We are encouraged at the responses we have received from customers and new potential customers as they use our products for the first time. Our products address multiple markets in the areas of intellectual property infrastructure, enterprise productivity, security and storage; areas that significantly exceed ten billion dollars in potential. While we cannot specifically forecast near term revenue, we are confident that we will gain meaningful traction this quarter and experience significant revenue growth in the next few quarters. We appreciate the confidence that you have placed in us. We are committed to continuing to develop this opportunity to derive increased value for our shareholders.

     Thank  you  for  allowing  us  the  time  to  provide you with this update.
Unfortunately a stock price is not always indicative of the fundamental underlying progress that is being made. Market cycles also have a significant impact on stock prices. We hope you will continue to support our efforts and we sincerely appreciate your patience and confidence.

Sincere  regards,

Douglas  J.  Glader
CEO
Procera  Networks,  Inc."

ENTRY  INTO MATERIAL DEFINITIVE AGREEMENTS FILED WITH THE SEC ON JANUARY 4, 2005

On December 30, 2004, the Company completed the sale of 5,762,500 shares of its restricted common stock (the "Shares") for $0.80 per share for a total of $4,610,000 to institutional and accredited investors pursuant to subscription agreements (each a "Subscription Agreement). The Company's Board of Directors accepted the terms for the sale of the Shares after pursuing all financing alternatives and based upon advice from its placement agents.

Under the Subscription Agreement, the Company also issued warrants (the "Warrants") to purchase an aggregate of 1,728,750 shares of the Common Stock at a per share exercise price of $1.25 and warrants to purchase an aggregate of 1,728,750 shares of the Common Stock at a per share exercise price of $1.37. The Warrants are exercisable, in whole or in part, for three years following the effectiveness of a registration statement to be filed by the Company by January 29, 2005 that includes the shares underlying the Warrants.

Pursuant to a registration rights agreement between the Company and the investors, the Company has agreed to file a registration statement with the Securities and Exchange Commission (the "SEC") covering the resale of the subject shares of the Company's common stock underlying the Subscription Agreements and the Warrants.

The Shares and the Warrants were issued to accredited investors in a private placement transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 506 of Regulation D promulgated thereunder. Seidler Companies and Pacific Wave Capital served as placement agents for the transaction. The purchasers had access to all relevant information necessary to evaluate the investment, and represented to the Company that the securities were being acquired for investment purposes.

The foregoing description does not purport to be a complete statement of the parties' rights and obligations under the Subscription Agreement and the transactions contemplated thereby or a complete explanation of the material terms thereof.

                           FORWARD-LOOKING STATEMENTS

This Prospectus Supplement No. 1 includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements regarding potential results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, those factors that are disclosed under the heading "Risk Factors" and elsewhere in our documents filed from time to time with the United States Securities and Exchange Commission and other regulatory authorities.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "PRNW."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE
CONTRARY  IS  A  CRIMINAL  OFFENSE.

            The date of this Prospectus Supplement is April 14, 2005